As filed with the Securities and Exchange Commission on June 1, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: John Hancock Collateral Investment Fund

Address of Principal Business Office (No. & Street, City, State, ZIP Code):

101 Huntington Avenue

Boston, Massachusetts 02199-7603

Telephone Number (including area code): (617) 663-3000

Name and address of agent for service of process:

Carolyn M. Flanagan, Esq.

101 Huntington Avenue

Boston, Massachusetts 02199-7603

Check Appropriate Box;

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES  ☒            NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Boston and the Commonwealth of Massachusetts on June 1, 2009.

Attest:	JOHN HANCOCK
COLLATERAL INVESTMENT FUND

/s/ Betsy Anne Seel	/s/ Charles A. Rizzo
Name: Betsy Anne Seel	Charles A. Rizzo
Title: Assistant Secretary	Chief Financial Officer